

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 25, 2012

<u>Via E-mail</u>
Mr. Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
3508 Washington Road
McMurray, Pennsylvania 15317

Re: Shepherd's Finance, LLC
Registration Statement on Form S-1
Filed May 11, 2012
File No. 333- 181360

Dear Mr. Wallach:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The Charitable Match program appears to conflict with the requirement to state a price in the prospectus since it has some value for some potential investors that will then be buying the Notes at a discount. Please eliminate it or advise.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

<u>Cover Page of Prospectus</u>

3. Please include the disclosure required by Item 501)(b)(5) of Regulation S-K.

What are your primary business activities, page 1

4. Please revise to disclose the three loans you have outstanding are all to the same borrower who made a loan to you contemporaneous with the loans you made to the borrower.

Risk Factors, page 14

5. Several of your risk factors state that you cannot provide assurance of a specific outcome when the risk is not your inability to provide assurance but the underlying situation. Please revise to eliminate all similar language.

6. We note your risk factor on page 15 regarding the risk you will not have "sufficient proceeds to carry out our business plans." Please revise here and elsewhere (such as page 26) to estimate the amount you will need to carry out your business plans.

7. Please revise your third risk factor on page 18 to disclose the extent to which you have sought lines of credit with financial institutions.

8. Please revise your third risk factor on page 19 to identify the "adverse conditions affecting the local housing market" to which you refer.

Use of Proceeds, page 26

9. Please revise this section to comply with Item 504 including, but not limited to, disclosing the "approximate amount intended to be used for each such purpose" and the interest rate and maturity of indebtedness that you intend to discharge.

Selected Financial Data, page 27

10. Please revise your amendment to disclose the interest to fixed charges ratio in the Selected Financial Data table per Item 301 of Regulation S-K.

Business, page 29
Overview, page 29

11. Please revise the third paragraph to reflect the businesses discussed in the Use of Proceeds section.

Background and Strategy, page 29

12. Please revise this section as follows:
- revise the last paragraph on page 29 to disclose the basis for you claim that there is unmet demand for residential construction financing, explain why other lenders are not lending and explain how they have "significantly alter[ed] their lending standards;"
- revise the fifth paragraph on page 31 to identify "many of the "same underwriting principles used by banks" that you intend to follow and to reconcile this claim with your statements on page 29 that banks are not making these loans because the loans do not meet the bank's underwriting standards; and
- revise the sixth paragraph to explain in detail how your will "improve on some policies and procedures used by banks."

Our Loan Portfolio, page 33

13. Please revise this section as follows:
- discuss the relationships between Mr. Wallach and Mr. Hoskins;
- disclose that each of these transactions occurred simultaneously on December 30, 2011 as did loans from Mr. Wallach to you;
- provide an overview of the economic substance of the transactions with Mr. Hoskins including the total cash you paid and the total you received; and
- explain your role in the existing IMA loan and what it means to have "assumed the position of lender on an existing loan."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William J. Schroeder at (202) 551-3294 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551- 3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief